FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2003.

Commission File Number _____01-15016________

MDS INC. (Translation of registrant's name into English)
100 International Boulevard Toronto, Ontario Canada M9W 6J6 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F......... Form 40-F....X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ...X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On February 14, 2003, MDS Inc. (the "Company") filed with the Securities and Exchange Commission its Annual Report on Form 40-F for the fiscal year ended October 31, 2002. The Form 40-F was accompanied by the certifications of John A. Rogers, President & Chief Executive Officer, as the principal executive officer, and Gary W. Goertz, Executive Vice-President Finance & Chief Financial Officer, as principal financial officer of the Company under Section 906 of the Sarbanes-Oxley Act of 2002. Copies of the certifications required under Section 906 of the Sarbanes-Oxley Act are attached to this Form 6-K as Exhibits 99.1 and 99.2.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDS INC.
By:_______/s/ Peter E. Brent______________________ Peter E. Brent, Sr. Vice-President and General Counsel and Corporate Secretary

Date: February 14, 2003

Documents Included as Part of this Report:

No.	Document
99.1
Section 906 Certification of John A. Rogers, President & Chief Executive Officer, as the principal executive officer

99.2	Section 906 Certification of Gary W. Goertz, Executive Vice-President Finance & Chief Financial Officer, as principal financial officer